Date	13 March 2001
Number	24/01

BHP TO FRANK FINAL DIVIDEND

BHP Limited (BHP) today advised that it expects to recommence paying fully franked dividends, starting with its next dividend payment.

The next dividend payment would normally be declared at the time of the third quarter financial results, scheduled for 3 May 2001, and be paid to shareholders in early July 2001.

An unfranked interim dividend of 25.0 cents per share was paid to shareholders on 6 December 2000.

BHP Chairman Don Argus said: "The strong operating and financial performance of the company has allowed us to reinstate franking for shareholders earlier than we had previously expected.

"The Board realises the importance of a franked dividend to many of our shareholders and is pleased the Company's performance can support such a position," he said.

Further information can be found on our Internet site: www.bhp.com

Contact:

MEDIA RELATIONS

Mandy Frostick
Manager Media Relations
Ph:    61 3 9609 4157
Mob:   61 419 546 245

INVESTOR RELATIONS
Andrew Nairn
Senior Business Analyst
Ph:    61 3 9609 3952
Mob:   61 408 313 259

Francis McAllister
Vice President Investor Relations, Houston (North America)
Tel: 1 713 961 8625